UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2023

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Korea Electric Power Corporation (“KEPCO”) hereby calls the extraordinary general meeting of shareholders (“EGM”) pursuant to a board resolution adopted on November 17, 2023 and seeks the attendance of its shareholders. Shareholders who are registered in the KEPCO’s shareholders’ registry on November 13, 2023 will be entitled to exercise their voting rights at this EGM.

The following is an English translation of the notice given to the shareholders in connection with the EGM:

To: Shareholders

From: Kim, Dong-Cheol, President & CEO of KEPCO

We hereby call the fiscal year 2023 EGM pursuant to Article 18 of the Articles of Incorporation of Korea Electric Power Corporation as follows and seek your attendance. Pursuant to Article 542-4 of the Commercial Act of the Republic of Korea, this notice shall be in lieu of notices to be given to the shareholders.

1.	Date / Time: December 11, 2023 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, The Republic of Korea KEPCO Headquarter

3.	Item to be Reported: Audit Report

4.	Agenda for Shareholder Approval:

1)	Election of a Standing Director

•	Seo, Chul-Soo

2)	Election of a Non-Standing Director as a Member of the Audit Committee

•	Kim, Sung-Eun

Details of the proposed agenda for the EGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: November 22, 2023

Attachment

Agenda 1. Election of a Standing Director

•	Seo, Chul-Soo

•	Gender : Male

•	Date of Birth : February 1, 1966

•	Current Position in KEPCO : Vice President & Head of Transmission & Substation Construction Department (from Nov. 2021 and on)

•	Previous Positions in KEPCO

-	Director General of Transmission & Substation Department under Regional Headquarters KEPCO Daejeon-Sejong-Chungnam (from Dec. 2020 to Nov. 2021)

-	Director General of Ulsan Regional Office under Regional Headquarters KEPCO Busan-Ulsan (from Dec. 2019 to Dec. 2020)

-	Assistant Vice President & Head of Transmission Construction Team under Transmission & Substation Construction Department (from Jan. 2019 to Dec. 2019)

-	Trainee of the Advanced Management Program of Seoul National University (from Mar. 2018 to Jan. 2019)

-	General Manager of Transmission Team of Gangjin Regional Transmission & Substation Management Office under Regional Headquarters KEPCO Gwangju-Jeonnam (from Jan. 2017 to Mar. 2018)

-	General Manager of Transmission Operations Team under Transmission & Substation Operations Department (from Jan. 2016 to Jan. 2017)

-	General Manager of Transmission Construction Team under Transmission & Substation Construction Department (from Apr. 2015 to Jan. 2016)

-	General Manager of Transmission Operations Team under Transmission & Substation Operations Department (from Dec. 2013 to Apr. 2015)

•	Nominated by : President & CEO of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax Delinquency : None

•	Management Positions in any Insolvent Enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Standing and Executive Director in KEPCO : Two Years

Mr. Seo, Chul-Soo is nominated as a standing director of KEPCO as he has proved outstanding capabilities and work performances during his tenure in various positions in KEPCO, such as Vice President & Head of Transmission & Substation Construction Department, Director General of Transmission & Substation Department under Regional Headquarters KEPCO Daejeon-Sejong-Chungnam and Assistant Vice President & Head of Transmission Construction Team under Transmission & Substation Construction Department.

The nominee is an expert in construction of transmission & substation facilities and power grids with extensive knowledge and experience in the power industry. He has successfully performed diverse tasks in KEPCO including constructing electric power systems and grids in a timely manner, drafting plans to provide transmission facilities needed in national high-tech industries and developing new construction methods and materials preparing for the future.

If the nominee is elected as a standing director, his expertise and experiences will contribute to enhancing shareholder values by achieving successful results such as establishing construction strategies for transmission & substation facilities and power grids, preemptively securing new technologies and ensuring a stable power supply.

Agenda 2. Election of a Non-Standing Director as a Member of the Audit Committee

•	Kim, Sung-Eun

•	Gender: Female

•	Date of Birth: February 11, 1957

•	Previous Positions

-	Professor of Accounting and Taxation at College of Management, Kyung Hee University (from Mar. 2003 to Feb. 2022)

-	Member of Electricity Regulatory Commission (from Sep. 2014 to Aug. 2017)

-	Member of National Economic Advisory Council (from Mar. 2010 to Feb. 2011)

-	Member of Management Evaluation Team for the Management Performance Evaluation on Public Institutions in accordance with the Act on the Management of Public Institutions (from Mar. 2003 to Feb. 2004)

•	Nominated by : Board of Directors of KEPCO

•	Relationships with the largest shareholder of KEPCO : None

•	Transactions with KEPCO in the last three years : None

•	Tax delinquency : None

•	Management positions in any insolvent enterprise : None

•	Disqualifications under relevant laws : None

•	Term of Office as Non-standing and Non-executive director in KEPCO : Two years

Ms. Kim, Sung-Eun is nominated as a non-standing director as a member of the Audit Committee of KEPCO as she holds a wealth of expertise in accounting and finance as a certified public accountant and a professor in financial accounting, and has shown her profound understandings while serving as a member of Electricity Regulatory Commission and Management Evaluation Team for the Management Performance Evaluation on Public Institutions in accordance with the Act on the Management of Public Institutions.

If the nominee is appointed as a non-standing director as a member of the Audit Committee, it is expected that she would demonstrate her expertise in managing overall businesses, especially in the fields of internal control and financial management, and contribute to enhancing shareholder values as well as inheriting the professionalism and independence of the Audit Committee with her audit experiences in business accounting.

Reference to the Shareholders:

Composition of the Board of Directors

After the election as listed in this Notice, the board of directors of KEPCO will be composed of the following individuals:

Type	Gender	Name	Current Title	Director Position held Since
Standing Director	Male	Kim, Dong-Cheol	President & Chief Executive Officer	Sep. 19, 2023
Standing Director	Male	Jun, Young-Sang	Comptroller & Auditor General and Member of the Audit Committee	Mar. 7, 2023
Standing Director	Male	Lee, Jung-Bok	Corporate Senior Executive Vice President and Chief Business Management Officer	Feb. 27, 2023
Standing Director	Male	Lee, Jun-Ho	Corporate Senior Executive Vice President and Chief Safety Officer & Chief Business Operations Officer	Feb. 27, 2023
Standing Director	Male	Seo, Guen-Bae	Corporate Senior Executive Vice President and Chief Global & Nuclear Business Officer	Jun. 26, 2023
Standing Director	Male	Seo, Chul-Soo	Corporate Senior Executive Vice President and Chief Power Grid Officer	Newly Elected
Non-standing Director	Male	Han, Jin-Hyun	Non-Executive Director and Chairperson of the Board of Directors	Aug. 30, 2023
Non-standing Director	Male	Lee, Kye-Sung	Non-Executive Director	Jul. 9, 2021
Non-standing Director	Female	Kim, Jae-Shin	Non-Executive Director and the Chairperson of the Audit Committee	Jul. 9, 2021
Non-standing Director	Male	Kim, Jong-Woon	Non-Executive Director	Aug. 22, 2022
Non-standing Director	Male	Park, Chung-Kun	Non-Executive Director	May 2, 2023
Non-standing Director	Male	Kim, Jun-Ki	Non-Executive Director	May 2, 2023
Non-standing Director	Female	Kim, Sung-Eun	Non-Executive Director and Member of the Audit Committee	Nov. 8, 2023
Non-standing Director	Male	Lee, Sung-Ho	Non-Executive Director	Nov. 8, 2023

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As the former Chief Financial & Strategic Planning Officer, Mr. Seo, Guen-Bae has been reassigned as a Chief Global & Nuclear Business Officer, Mr. Cheong, Jae-Chun, one of our vice presidents, is serving as an interim Chief Financial & Strategic Planning Officer in replacement of Mr. Seo.